Exhibit 12

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2009		2008		2007		2006		2005

Net Income	$39,195		$39,431		$38,025		$35,779		$34,547

Income Taxes, Net	27,104		26,508		26,652		24,811		25,185

Fixed Charges*	16,764		19,089		20,928		22,274		19,317

Capitalized Interest	(322)		(152)		(151)		(175)		(1,161)

Total Available for Coverage	$82,741		$84,876		$85,454		$82,689		$77,888

Total Available	4.9	x	4.4	x	4.1	x	3.7	x	4.0	x
Fixed Charges

* Fixed charges consist of interest charges and preferred dividend requirement amounting to $45,000 in 2005 (rentals are not material).